

UnionBanc Investment Services, LLC's Exemption Report

We as members of management of UnionBanc Investment Services, LLC, (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3 k 2 (i) and k 2 (ii) (the "exemption provisions"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(4). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: k 2 (ii) (the "exemption provisions") and (2) we met the identified exemption provisions from January 1, 2016 to December 31, 2016 except as described below:

Approximate Date	Nature
1/15/2016	Processing error by registered representative.
1/19/2016	Processing error by registered representative.
1/19/2016	Processing error by registered representative.
1/28/2016	Technical/System issue
1/28/2016	Processing error by registered representative.
2/4/2016	Administrative Delay
2/22/2016	Technical/System issue
3/2/2016	Processing error by registered representative.
2/22/2016	Processing error by registered representative.
3/10/2016	Processing error by registered representative.
3/16/2016	Past cut off - Home Office
3/22/2016	Home Office error
3/28/2016	Home Office and Processing error by registered representative.
3/29/2016	Home Office error
3/30/2016	Pending acct number
4/13/2016	Past cut off - Rep
4/15/2016	Processing error by registered representative.
4/15/2016	Processing error by registered representative.
4/15/2016	Processing error by registered representative.
4/21/2016	Past cut off - Rep
4/28/2016	Processing error by registered representative.
5/24/2016	Processing error by registered representative.
4/8/2016	Processing error by registered representative.
6/13/2016	Processing error by registered representative.
6/13/2016	Home Office error
6/27/2016	Technical/System issue

6/29/2016	Processing error by registered representative.
7/5/2016	Pending acct number
8/11/2016	Processing error by registered representative.
8/11/2016	Processing error by registered representative.
8/18/2016	Processing error by registered representative.
8/22/2016	Processing error by registered representative.
8/31/2016	Processing error by registered representative.
8/30/2016	Processing error by registered representative.
9/1/2016	Processing error by registered representative.
9/13/2016	Processing error by registered representative.
9/14/2016	Processing error by registered representative.
9/16/2016	Rep missed Fed Ex cutoff
9/27/2016	Rep missed Fed Ex cutoff
9/30/2016	Home Office and Processing error by registered representative.
9/30/2016	Pending new account number number
10/3/2016	Rep deposited past cut off time.
10/6/2016	Processing error by registered representative.
10/7/2016	Home Office error
10/19/2016	Processing error by registered representative.
11/10/2016	Technical/System issue
11/9/2016	Pending account number
11/23/2016	Processing error by registered representative.
12/5/2016	Processing error by registered representative.
12/7/2016	Technical/System issue and processing error by registered representative.
12/6/2016	Pending new account number
12/9/2016	Processing error by registered representative.
12/14/2016	Pending new account number
12/21/2016	Past cut off - Home Office
12/21/2016	Past cut off - Home Office
12/28/2016	Processing error by registered representative.
12/28/2016	Processing error by registered representative.
12/28/2016	Processing error by registered representative.
12/28/2016	Processing error by registered representative.



Julian Jacolev
Chief Financial Officer

March 2, 2017

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel:+1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
MUFG Americas Holdings Corporation

To the Board of Directors and Member of
UnionBanc Investment Services, LLC:

We have reviewed management's statements, included in the accompanying UnionBanc Investment Services, LLC's Exemption Report, in which (1) UnionBanc Investment Services, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed exemptions from 17 C.F.R. § 240.15c3-3: paragraphs (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2016, except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 23, 2017